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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FAIRMARKET, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

305158107

(Cusip Number)

LLOYD I. MILLER, III
4550 GORDON DRIVE
NAPLES, FLORIDA, 34102
(TEL) 941-962-8577

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

FEBRUARY 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305158107

1.	Name of Reporting Person: Lloyd I, Miller, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* PF-00**

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,303,547***

		8.	Shared Voting Power: 1,384,441***

		9.	Sole Dispositive Power: 1,847,293***

		10.	Shared Dispositive Power: 1,840,695***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,673,988

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 14.6%

14.	Type of Reporting Person (See Instructions): IN-IA-OO**

**See response to Item 3 in the original Schedule 13D.
***See response to Item 5(b), herein.

Item 1.	Introduction
This constitutes Amendment No. 4 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (the “Reporting Person”), with the Securities and Exchange Commission on February 13, 2002, as previously amended (the “Statement”), relating to the common stock, par value $0.001 per share of FairMarket, Inc., a Delaware corporation (the “Company”). Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2.	Identity and Background
No Change

Item 3.	Source and Amount of Funds or Other Consideration
No Change

Item 4.	Purpose of Transaction
The Shares covered by this Schedule 13D were acquired for investment purposes. As previously disclosed in the Statement, the Reporting Person supported the Board of Directors’ Share repurchase plan. However, as also previously discussed in the Statement, the Reporting Person believes additional action on the part of the management of the Company is necessary to deliver sufficient value to the stockholders. The Reporting Person believes, as previously discussed, that (a) the financial results of the Company, including its continuing losses, have been unacceptable, (b) the common stock of the Company is significantly undervalued, (c) steps taken by the Company to date to enhance stockholder value have been insufficient, (d) anti-takeover provisions adopted by the Company are detrimental to stockholders, and (e) management of the Company must take further immediate steps to enhance stockholder value, including the consideration of alternative strategic transactions. Accordingly, the Reporting Person has continued to examine all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value, including the possibility of nominating directors for election and bringing proposals before the Annual Meeting of stockholders. The Reporting Person has now decided that it would be in his best interests, and those of other stockholders, to attempt to influence the business strategies and operations of the Company at this time.

On February 11, 2003, the Reporting Person sent a letter to the Company, a copy of which is attached hereto as Exhibit 1, informing the Company’s Board of Directors of its intention to nominate Mr. Lloyd I. Miller, III to serve as a Class III director on the Company’s Board of Directors whose term will expire at the annual meeting in 2006 and, in the event that two directors are elected at the Annual Meeting, its intention to nominate Mr. Raymond L. Steele as well. The Reporting Person intends to send an additional letter of notice to the Company pursuant to the required time frame set forth in the Company’s Amended and Restated Bylaws, a copy of which is attached as exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

The Reporting Person has also sent notification to the Company that he was exercising his right under Section 220 of the General Corporation Law of the State of Delaware to review and make copies of certain books and records of the Company, including the Company’s stockholder lists.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person is deemed to beneficially own 3,687,988 Shares (14.6% of the outstanding Shares, based on 26,239,682 Shares outstanding on October 30, 2002, pursuant to the Company's Form 10-Q for the quarterly period ended September 30, 2002). As of the date hereof, 1,097,536 of such beneficially owned Shares are owned of record by Trust A-4; 227,505 of such beneficially owned Shares are owned of record by Trust C; 456,254 of such beneficially owned Shares are owned of record by Milgrat II (G); 176,253 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 979,375 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 617,165 of such beneficially owned Shares are owned of record by Reporting Person directly; 21,800 of such beneficially owned Shares are owned of record by Alexandra UGMA; 21,900 of such beneficially owned Shares are owned of record by Catherine Miller GST; 9,000 of such beneficially owned Shares are owned of record by Dail Miller; 15,400 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 15,400 of such beneficially owned Shares are owned of record by LLC; 15,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; 10,500 of such beneficially owned Shares are owned of record by Tyler UGMA; 10,500 of such beneficially owned Shares are owned of record by Wylie UGMA and 14,400 of such beneficially owned Shares are owned of record by Kimberley S. Miller.

(b) The Reporting Person has or may be deemed to have shared voting power for all such Shares held of record by Trust A-4, Trust C, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA and Kimberley S. Miller, and shared dispositive power for all such Shares held of record by Trust A-4, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA, Kimberley S. Miller and MILGRAT II (G), and sole voting power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, MILGRAT II(G) and Reporting Person directly, and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, and by the Reporting Person directly. This filing shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this Amendment other than the shares owned directly by the Reporting Person.

(c) On February 12, 2003, The PNC Financial Services Group, Inc., PNC Bancorp, Inc. and PNC Bank, National Association filed a Schedule 13G with respect to the aggregate 1,325,041 shares owned of record by Trust A-4 and Trust C, which shares are also included in this Amendment because the Reporting Person, as advisor to the Trusts shares voting power with PNC Bank, National Association, which is the Trustee of the Trusts.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No Change

Item 7.	Material to Be Filed as Exhibits
1. Letter to the Company dated February 11, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

By:	/s/ LLOYD I. MILLER, III
Name:	Lloyd I. Miller, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

1	Letter to the Company dated February 11, 2003